The EMI Group

EMI GROUP PLC . 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

RECD S.E.C.
AUG 2 2 2002
1086

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

14th August, 2002.

Attn: Filing Desk - Stop 1-4

02049463

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th August 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 14th August 2002 confirming that, as at 13th August 2002, Standard Life Group no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each; and,

(b) a News Release dated 14th August 2002 confirming that, following regulatory clearance, the sale of the Company's entire shareholding in Viva Media AG to AOL Time Warner, on the terms disclosed in June 2002, has been completed.

Yours faithfully,

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/35

Company Announcements Office,
London Stock Exchange.

14th August, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter from Standard Life Investments Ltd dated 14th August 2002 and received by fax on 14th August 2002, that, as at 13th August 2002, Standard Life Group ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/36

LONDON, 14 AUGUST 2002 – EMI Group plc has today confirmed that following regulatory clearance it has now completed the sale of its entire shareholding in Viva Media AG to AOL Time Warner on the terms disclosed in June 2002.

-ENDS-

For further information contact:

Amanda Conroy, tel: 020 7667 3216
Richard O'Brien, tel: 020 7667 3254
at EMI Group, London.
www.emigroup.com